SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d)

    OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2006

or

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d)

    OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From ______ to ______

Commission File Number 000-50831

AmSouth Bancorporation Thrift Plan

Regions Center

1900 Fifth Avenue North

Birmingham, Alabama 35203

(Full title of plan and the address of plan)

Regions Financial Corporation

Regions Center

1900 Fifth Avenue North

Birmingham, Alabama 35203

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office)

AUDITED FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE – (MODIFIED CASH BASIS)

Regions Financial Corporation – AmSouth Bancorporation Thrift Plan

As of December 31, 2006 and 2005 and for the Years Then Ended

with Report of Independent Registered Public Accounting Firm

Regions Financial Corporation – AmSouth Bancorporation Thrift Plan

Audited Financial Statements and Supplemental Schedule –

(Modified Cash Basis)

As of December 31, 2006 and 2005 and for the Years Then Ended

Report of Independent Registered Public Accounting Firm

The Directors Compensation Committee

Regions Financial Corporation – AmSouth Bancorporation Thrift Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Regions Financial Corporation – AmSouth Bancorporation Thrift Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan’s net assets available for benefits (modified cash basis) as of December 31, 2006 and 2005, and changes therein (modified cash basis) for the years then ended, on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule (modified cash basis) is the responsibility of the Plan’s management. The supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 27, 2007

Regions Financial Corporation—AmSouth Bancorporation Thrift Plan

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

	December 31
	2006	2005
Assets
Investments, at fair value	$479,318,029	$427,748,519
Dividends receivable	1,961,907	1,846,585

Net assets available for benefits (at fair value)	481,279,936	429,595,104

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit responsive investment contracts	(1,422,009)	(1,598,787)

Net assets available for benefits (at contract value)	$479,857,927	$427,996,317

See accompanying notes.

Regions Financial Corporation—AmSouth Bancorporation Thrift Plan

Statements of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

	Year Ended December 31
	2006	2005
Additions
Contributions from employer	$13,074,475	$12,911,298
Contributions from participants	27,475,845	27,097,958
Rollovers and transfers	771,563	1,279,650
Dividend income	30,852,506	25,340,946
Net appreciation in fair value of investments	28,560,259	—

Total additions	100,734,648	66,629,852

Deductions
Payments to participants	48,432,894	36,040,454
Administrative expenses	440,144	475,764
Net depreciation in fair value of investments	—	2,078,971

Total deductions	48,873,038	38,595,189

Net increase	51,861,610	28,034,663

Net assets available for benefits
Beginning of year	427,996,317	399,961,654

End of year	$479,857,927	$427,996,317

See accompanying notes.

Regions Financial Corporation – AmSouth Bancorporation Thrift Plan

Notes to Financial Statements (continued)

1. Description of the Plan

The following description of the Regions Financial Corporation – AmSouth Bancorporation Thrift Plan (the Plan) provides only general information. Participants should refer to the Plan document and the Summary Plan Description for a more complete description of the Plan’s provisions.

General

On November 4, 2006, Regions Financial Corporation merged with AmSouth Bancorporation. The Plan is a controlled group defined contribution plan, which provides savings benefits for substantially all employees of the following controlled group of Regions Financial Corporation that were employees of the former AmSouth Bancorporation and affiliates prior to the merger date (collectively, the Company):

Regions Financial Corporation (parent company) (formerly AmSouth Bancorporation)

Regions Bank (formerly AmSouth Bank)

AmSouth Investment Services, Inc.

Regions Equipment Finance Corporation (formerly AmSouth Leasing Corporation)

Regions Business Capital Corporation (formerly AmSouth Capital Corporation)

AmSouth Finance Corporation

AmSouth Investment Management Company, LLC

AmSouth Asset Management, Inc.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Each year, participants may contribute up to a total of 80% of pre-tax and/or after-tax annual compensation, as defined in the Plan document. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans and conduit individual retirement accounts. The Company matches dollar for dollar on the participants’ pre-tax deferrals first and 50% of after-tax deferrals, up to a total of 4% of base compensation that a participant contributes to the Plan.

Upon enrollment, a participant may direct employee contributions in 1% increments to any of the Plan’s fund options. Participants may change their investment options at anytime. Company

Regions Financial Corporation – AmSouth Bancorporation Thrift Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions (continued)

contributions are initially invested in the Regions Stock Fund and formerly AmSouth Bancorporation Stock Fund (Regions Stock Fund) and can be redirected by the participants at their discretion.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings or losses, and is charged with an allocation of recordkeeping expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. The Plan has an employee stock ownership plan component that allows participants to elect to receive a cash distribution of all of the dividends payable on the shares of Regions Financial Corporation stock allocated to the participants’ stock accounts as of the record date.

There are no non-participant directed investments within the Plan. Participants may transfer Company match amounts out of the Regions Stock Fund, regardless of age, at any time.

Vesting

Beginning January 1, 2006, any employee hired on or after January 1, 2006 is eligible to participate in the Plan as of the first day of the month that follows a twelve consecutive month period, beginning on the date of hire, during which the employee must work a minimum of 1,000 hours of service. Employees regularly scheduled to work less than thirty hours per week (and twenty hours per week prior to January 1, 2006) are eligible to become participants in the Plan on the first business day of the month following the completion of 1,000 hours of service. Participants are immediately vested in their contributions, the Company matching contributions and the earnings thereon.

Payment of Benefits

Upon termination of service, death, disability or retirement, a participant may receive a lump sum amount equal to the vested value of his or her account, or an annual withdrawal. As of December 31, 2006 and 2005, $958,555 and $1,072,878, respectively, had been requested, approved and processed for payment but not yet paid.

Regions Financial Corporation – AmSouth Bancorporation Thrift Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are always 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States. The modified cash basis of accounting is an acceptable alternative method of reporting under regulations issued by the Department of Labor. Income on securities is recorded on the accrual basis and investments are recorded at fair value as stated below. All other transactions are recorded on the cash basis.

Investment Valuation and Income Recognition

The Plan’s investments in cash equivalents are stated at fair value, which approximates cost. The shares of mutual funds and common stock funds are valued at quoted market prices on an active market on the last business day of the plan year. The collective investment trust fund of the Plan consists of the Regions Bank Stable Principal Fund (formerly AmSouth Bank). The Regions Bank Stable Principal Fund distributes income in the form of units, and provides a constant unit redemption value. The fair value of the Regions Bank Stable Principal Fund is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

Regions Financial Corporation – AmSouth Bancorporation Thrift Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the statement of net assets available for benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the statement of changes in net assets available for benefits for the period presented.

Dividend income on mutual funds is recorded on the ex-dividend date. Capital gain distributions on mutual funds are included in dividend income.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Regions Financial Corporation – AmSouth Bancorporation Thrift Plan

Notes to Financial Statements (continued)

3. Investment Information

During 2006, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments

	Year Ended December 31
	2006	2005
Mutual funds	$835,214	$(4,440,280)
Regions Stock Fund	27,725,045	2,361,309

Total	$28,560,259	$(2,078,971)

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2006	2005
Regions Stock Fund	$206,798,913	$187,415,705
Stable Principal Fund	80,422,530	77,731,498
Pioneer Value Fund	42,307,932	38,232,063
Pioneer Oak Ridge Large Cap Growth Fund	29,180,926	29,205,901
Pioneer Classic Balanced Fund	26,603,223	22,272,539

Regions Financial Corporation – AmSouth Bancorporation Thrift Plan

Notes to Financial Statements (continued)

4. Transactions with Parties-in-Interest

Regions Bank (an affiliate of the Company) dba Regions Morgan Keegan Trust (RMK) serves as corporate trustee and custodian of the Plan holding the Plan’s investment assets and executing transactions therein. Participants can direct how their contributions are invested within the Plan. AmSouth Asset Management, Inc. (an affiliate of the Company) and R.V. Kuhn serve as the investment advisors to the Plan and receive fees from the Plan for such services.

During the years ended December 31, 2006 and 2005, substantially all investment transactions were with the Regions Bank Collective Investment Trust – Stable Principal Fund (an affiliate of the Company), the Pioneer Mutual Funds, INVESCO and AIM Funds. The Pioneer Mutual Funds consist of funds managed by AmSouth Bank in 2005. In addition, the Plan owns and has transactions in Regions Financial Corporation common stock.

The Company pays for all legal, accounting and other services on behalf of the Plan, other than recordkeeping fees.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 30, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6. Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31
	2006	2005
Net assets available for benefits per the financial statements	$479,857,927	$427,996,317
Amounts allocated to withdrawn participants	(958,555)	(1,072,878)

Net assets available for benefits per the Form 5500	$478,899,372	$426,923,439

Regions Financial Corporation – AmSouth Bancorporation Thrift Plan

Notes to Financial Statements (continued)

6. Differences between Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year Ended December 31
	2006	2005
Benefits paid to participants per the financial statements	$48,432,894	$36,040,454
Add: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2006 and 2005	958,555	1,072,878
Less: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2005 and 2004	(1,072,878)	(357,593)

Benefits paid to participants per the Form 5500	$48,318,571	$36,755,739

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment, but not yet paid, prior to year-end.

Supplemental Schedule

Regions Financial Corporation—AmSouth Bancorporation Thrift Plan

EIN: 63-0591257             Plan Number: 002

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2006

		(c)
		Description of Investment
	(b)	including Maturity Date,
	Identity of Issue,	Rate of Interest			(e)
	Borrower, Lessor	Collateral, Par or	(d)		Current
(a)	or Similar Party	Maturity Value	Cost		Value
	Collective investment trust fund:
*	Regions Bank	Stable Principal Fund	*	*	$80,422,530

	Common stock fund:
*	Regions Financial Corporation	Regions Stock Fund	*	*	206,798,913

	Mutual funds:
*	Pioneer	Bond Fund	*	*	6,139,443
		Mid Cap Fund	*	*	15,597,614
		International Equity Fund	*	*	20,507,188
		Pioneer Fund	*	*	23,439,504
		Classic Balanced Fund	*	*	26,603,223
		Oak Ridge Large Cap Growth Fund	*	*	29,180,926
		Value Fund	*	*	42,307,932

*	INVESCO	Structured Small Cap Value Equity Trust	*	*	18,520,605

*	AIM	Small Cap Growth Fund	*	*	9,800,151

	Total				$479,318,029

*	Represents a party-in-interest

**	Column (d) has not been presented, as this information is not required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMSOUTH BANCORPORATION THRIFT PLAN REGIONS BANK, TRUSTEE

Date: June 28, 2007	By:	/s/ Barbara H. Watson
Barbara H. Watson Vice President

EXHIBIT INDEX

EXHIBIT NO	EXHIBIT

23	Consent of Independent Registered Public Accounting Firm